

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 6, 2009

Via U.S. Mail and Fax (408.996.7405)
Mr. Paul F. DePond
Chief Executive Officer
Notify Technology Corporation
1054 S. De Anza Blvd.
Suite 105
San Jose, CA 95129

> **RE:** **Notify Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 000-23025**

Dear Mr. DePond:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Results of Operations, page 13

1.   You state that you recognize revenues at the time of shipment of your products. We note however, from your sales and marketing discussion, that your sales process involves a customer trial period that requires an initial installation process

involving assistance from technical support personnel. Please explain to us and revise your revenue recognition policy disclosure to disclose in more detail your revenue recognition policy as it relates to the installation, trial period, and technical support associated with your products. Include discussion of (1) how revenue recognition for the related product is affected by the trial period and installation process, particularly with regard to timing, (2) whether technical support or installation are services that are sold independent of products, and if so, (2.a) how revenues are allocated when these products and services are sold together, (2.b) the timing of recognition of installation and technical support revenues, (2.c) a statement as to the amount or significance of these revenues to your total revenues, (2.d) and a clarification as to whether, and if so, why, these service related revenues are classified within the product revenue category.

Statements of Operations, page F-4

2. We note that you report "Option vesting expense" as a separate income statement line-item outside of operating costs and expenses. SAB 107 states that non-cash compensation expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F. Please revise accordingly.

Notes to Financial Statements, page F-7

Stock-Based Compensation, page F-10

3. It appears that the company accounts for stock based compensation to employees in accordance with APB 25. Please note that APB 25 was superseded by SFAS 123(R) effective as of the beginning of the first annual reporting period that began after December 15, 2005. Please revise your financial statements to reflect the adoption of SFAS 123(R) and recognize stock based compensation granted at it's fair value beginning with your fiscal year ended September 30, 2007.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

4. Accounting for Stock Based Compensation, page 7

4. We note that although you issued 1,580,544 options to employees during the period, you recognized no stock based compensation expense. Please tell us how you accounted for the issuance of these options and how you determined their value. Include reference to authoritative literature used as guidance.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director